Via Facsimile and U.S. Mail
Mail Stop 03-09


December 4, 2004

Mr. Armand Dauplaise
President, Chief Executive Officer and Chief Financial Officer
Bio-One Corporation
1630 Winter Springs Boulevard
Winter Springs, FL 32708

Re:	Bio-One Corporation
      Form 8-K filed December 3, 2004
      File No. 000-31889

Dear Mr. Dauplaise:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. While we noted that the former accountant resigned, please revise your filing to specifically state whether the decision to change accountants was recommended or approved by the board of directors or an audit or similar committee of the board of directors, as required by Item 304(a)(1)(iii) of Regulation S-K.

2. In providing the disclosures contemplated by Item 304(a)(1)(iv) and (v) of Regulation S-K, please revise your filing to extent "the subsequent interim period" through the date of the former accountant resigned, as it is unclear whether disagreements and reportable events occurred subsequent to September 30, 2004 but prior to the resignation.

3. Please file a letter from the former accountant addressing the revised disclosures.


We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Direct any questions regarding the above to me at
(202) 942-2902.


							Sincerely,


							Oscar M. Young, Jr.
							Senior Accountant
??

??

??

??

Mr. Armand Dauplaise
Bio-One Corporation
Page 1